TEVA TO PRESENT NEW RESEARCH ON CNS PRODUCT PORTFOLIO AND
PIPELINE AT 2013 AMERICAN ACADEMY OF NEUROLOGY ANNUAL MEETING

LATE-BREAKING ORAL PRESENTATION PLANNED FOR AZILECT® (RASAGILINE TABLETS)

Jerusalem, March 14, 2013 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that 15 abstracts highlighting study results for Parkinson’s disease (PD) and relapsing-remitting multiple sclerosis (RRMS) will be presented during the 65th American Academy of Neurology (AAN) annual meeting in San Diego, Calif., March 16-23, 2013. New data for AZILECT® (rasagiline tablets), an MAO-B inhibitor for the treatment of PD, will be presented as part of the meeting’s Emerging Science program (formerly known as Late-Breaking Science) on Wednesday, March 20th at 5:45pm PST.

“We are pleased with the variety of topics and quality of research results that will be presented at AAN this year,” said Michael Hayden, President, Global Research and Development, Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. “Teva’s legacy in CNS is grounded in our commitment to ongoing collaboration with academia, medical institutions, and patient advocacy groups to find innovative solutions for patients who live with chronic and debilitating diseases, such as RRMS and Parkinson’s disease. We will continue to invest in understanding the clinical utility of our products and how they can further address the diversified needs of the patients we serve.”

Featured presentations include:

•	Results from a Phase IV clinical study evaluating AZILECT® as Add on to Dopamine Agonists in the Treatment of Parkinson’s disease (ANDANTE).

•	Findings from the first year of follow-up in the Therapy Optimization in Multiple Sclerosis (TOP MS) study, the largest prospective Phase IV study conducted in RRMS, providing insight into the impact of adherence to therapy, as well as data demonstrating that more patients on COPAXONE® (glatiramer acetate) persisted with treatment than those on beta interferon (IFN).

•	Results from the Phase III ALLEGRO study in RRMS at 36 months, comparing the progression of disability and safety of patients treated with laquinimod for three years (Early-Start) and in patients originally treated with placebo in the double-blind (DB) phase and switched to laquinimod treatment (Delayed-Start) in the open-label (OL) phase of the ALLEGRO trial.

Platform Presentation/Poster Session Details:

AZILECT®

•	[Emerging Science Platform Session — 006] A placebo controlled, randomized, double-blind study to assess the safety and clinical benefit of rasagiline as an add-on therapy to dopamine agonist monotherapy in early Parkinson’s disease (PD): The ANDANTE study [Wednesday, March 20, 2013 5:45PM] Robert A. Hauser, MD, MBA; Dee Silver, MD, Azhar Choudhry, MD, MBA, Stuart Isaacson MD

•	[P02.082] Novel Exploratory Study To Examine the Effect of Rasagiline on Tissue Injury in the Substantia Nigra Using Multi-Modal 3T Advanced MRI Techniques in Patients with Parkinson’s Disease [Session P02, Tuesday, March 19, 2013 7:30 AM] Edwin George, Detroit, MI, Shana Krstevska, Detroit, MI, Fen Bao, Detroit, MI, Veronica Gorden, Detroit, MI, Carla Santiago Martinez, Detroit, MI, Natalya Shneyder, Detroit, MI, Christina Caon, Detroit, MI, Omar Khan, Detroit, MI

COPAXONE®

•	[P01.193] MS Therapy Adherence and Relapse Risk [Session P06,

Monday, March 18, 2013 2:00 PM] Bruce Cohen, Chicago, IL, Thomas Leist, Philadelphia, PA, Patricia Coyle, Stony Brook, NY, Howard Zwibel, Coral Gables, FL, Clyde Markowitz, Philadelphia, PA, Mark Tullman, Saint Louis, MO

•	[P03.200] MS Therapy Persistence and Treatment Patterns [Session P03,

Tuesday, March 19, 2013 2:00 PM] Clyde Markowitz, Philadelphia, PA, Patricia Coyle, Stony Brook, NY, Thomas Leist, Philadelphia, PA, Bruce Cohen, Chicago, IL, Howard Zwibel, Coral Gables, FL, Mark Tullman, Saint Louis, MO

Laquinimod

•	[S41.004] Comparison of Early and Delayed Oral Laquinimod in Patients with Relapsing-Remitting Multiple Sclerosis: Effects on Disability Progression at 36 months in the ALLEGRO Trial [Session S41, Thursday, March 21, 2013 12:45 PM] Giancarlo Comi, MD, Department of Neurology and Institute of Experimental Neurology Università et al.

•	[P05.197] Therapeutic Laquinimod Treatment Restores Axon Myelination, Callosal Conduction and Motor Deficit in a Chronic Mouse Model of Multiple Sclerosis [Session P05, Wednesday March 20, 2013 2:00 PM EST] Spencer Moore, Los Angeles, CA, Gemmy Hannsun, Los Angeles, CA, Jane Yoon, Los Angeles, CA, Rhusheet Patel, Los Angeles, Timothy Yoo, Los Angeles, CA, Anna Khalaj, Los Angeles, CA, Seema Tiwari-Woodruff, Los Angeles, CA

•	[P06.126] Laquinimod Treatment Reverses Cortical and Hippocampus Pathology Due to Inflammatory Demyelination in a Chronic Mouse Model of Multiple Sclerosis [Session P06, Thursday, March 21, 2013 7:30 AM] Anna Khalaj, Duc Nguyen, Juspreet Nakai, JaeHee Yoon, Taryn McLaughlin, Daniel Ichwan, and Seema Tiwari-Woodruff Department of Neurology, UCLA School of Medicine, Los Angeles, USA

ABOUT AZILECT®

AZILECT® (rasagiline tablets) is indicated for the treatment of the signs and symptoms of Parkinson’s disease (PD) both as initial therapy alone and to be added to levodopa later in the disease.

Patients should not take AZILECT® if they are taking meperidine, tramadol, methadone, propoxyphene, dextromethorphan, St. John’s wort, cyclobenzaprine, or other monoamine oxidase inhibitors (MAOIs), as it could result in a serious reaction. Patients should inform their physician if they are taking, or planning to take, any prescription or over-the-counter drugs, especially antidepressants and ciprofloxacin. Patients with moderate to severe liver disease should not take AZILECT®. Patients should not exceed a dose of 1 mg per day of AZILECT® in order to prevent a possibly dangerous increase in blood pressure.

Side effects seen with AZILECT® alone are flu syndrome, joint pain, depression, and indigestion; and when taken with levodopa are uncontrolled movements (dyskinesia), accidental injury, weight loss, low blood pressure when standing, vomiting, anorexia, joint pain, abdominal pain, nausea, constipation, dry mouth, rash, abnormal dreams, and fall.

See additional important information at http://www.azilect.com/Resources/PDFs/PrescribingInformation-pdf.aspx. For hardcopy releases, please see enclosed full prescribing information.

AZILECT® is currently available in more than 40 countries worldwide, including the U.S., Canada, Israel, Mexico, and all EU countries. Teva has a long-term agreement for the joint development and marketing of AZILECT® in Europe and some additional markets with H. Lundbeck A/S. In North America, AZILECT® is marketed by Teva’s wholly-owned subsidiary, Teva Neuroscience, Inc. (www.tevaneuro.com).

ABOUT COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.

See additional important information at: http://www.sharedsolutions.com/redirect/PrescribingInformation.pdf. For hardcopy releases, please see enclosed full prescribing information.

COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

ABOUT LAQUINIMOD

Laquinimod is an oral, once-daily CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of MS. In animal models, laquinimod crosses the blood-brain barrier to potentially have a direct effect on the neurodegenerative processes of MS. The global Phase III clinical development program evaluating oral laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO. A third Phase III laquinimod trial, CONCERTO, will evaluate two doses of the investigational product (0.6mg and 1.2mg) in approximately 1,800 patients for up to 24 months. The primary outcome measure will be confirmed disability progression as measured by the Expanded Disability Status Scale (EDSS).

In addition to the MS clinical studies, laquinimod is currently in Phase II of development for Crohn’s disease and Lupus.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the GALA phase III trial and the potential efficacy or future market or marketability of glatiramer acetate 40 mg/1 ml. Following further analysis, Teva’s interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of glatiramer acetate 40 mg/1 ml may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the GALA study, we cannot guarantee that glatiramer acetate 40 mg/1 ml will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.